Exhibit 10.23

Carrier 13995 Pasteur Boulevard Palm Beach Gardens, FL 33410

Timothy McLevish
[ADDRESS]
[ADDRESS]

September 6, 2019

Dear Tim,

I am pleased to confirm our offer of employment for you to join Carrier in the role of Executive Vice President & Chief Financial Officer within our Carrier Headquarters organization.  Your executive level will be E5.  You will report to David Gitlin, President & CEO, Carrier and you will be based in Palm Beach Gardens, Florida.

Your starting base salary will be $800,000 per year and your start date will be on or about October 1, 2019.

As a United Technologies Corporation (“UTC”) executive, you may receive cash awards under the company’s annual Incentive Compensation Plan (IC).  Individual awards, when made, are a function of individual and Carrier performance measured against previously established objectives and metrics.  Your target bonus opportunity is 100% of your annual base salary.  Incentive Compensation awards for 2019 are expected to be paid to active, eligible executives in February 2020.  Carrier will calculate your 2019 IC target assuming three months pro-ration based on your start date.

You will be eligible to participate in the UTC Long Term Incentive Plan (the “LTIP”), beginning in 2020.  LTIP awards are typically granted in February of each year.  This program is designed to provide equity awards to key employees whose efforts and achievements contribute to the long term success of the company.  Your 2020 LTIP target opportunity is $3,500,000.  Awards are typically comprised of Restricted Stock Units (“RSUs”), Stock Appreciation Rights (“SARs”) and Performance Share Units (“PSUs”).

You will receive a sign-on LTIP award valued at $4,000,000.  The sign-on award will vest after three years of employment and will be comprised of 25% RSUs and 75% SARs.

You will also be entitled to a leased vehicle through UTC’s Executive Lease Vehicle Program (“ELVP”).  All fuel, maintenance, taxes, registration and car insurance are paid by UTC as part of this program.  Additional details regarding the ELVP program and the vehicle selection process will be provided under separate cover.

In addition to your compensation, you will be eligible to participate in UTC Choice, the Corporation’s flexible benefits plan, after 30 days of employment.  This includes medical, dental, life insurance, and disability benefit programs for you and your eligible dependents.

You will be eligible to participate in the UTC Savings Plan immediately and, after one year of service, will receive the Company match on your contributions at 60 cents on the dollar up to 6% of your compensation, subject to IRS limits.  You will be eligible to participate in the Savings Restoration Plan for compensation in excess of the IRS limits.  This plan replicates the savings plan with Company match on contributions at 60 cents on the dollar up to 6% of compensation.

You will receive a Company Automatic Feature (CAF) Contribution, an enhanced Savings Plan feature where you will receive an automatic company contribution each pay period, regardless of your participation election to the Savings Plan.  The contribution will begin 45 days after your date of hire.  The contribution percentage will be based on your age as of December 31 of each calendar year.  You will automatically be enrolled into the Company Automatic Contribution Excess Plan once your pensionable earnings reach the annual IRS limit at the same contribution percentage.

You will be eligible to participate in UTC’s annual Deferred Compensation Programs, which allow U.S based executives to defer up to 50% of base salary; 70% of incentive compensation and 100% of LTIP PSUs for a minimum of five years, and up to retirement.  Distribution elections can be made for lump sum or installment payments.

You are eligible for five weeks of Vacation annually.  Because your start date is expected to be in October 2019, you will be eligible for six vacation days for the remainder of 2019.

Your position will be based in Palm Beach Gardens, Florida.  It is anticipated that you will rent a home in the area.  As such, you will be provided with the following relocation benefits in order to assist with your move:

•	Two home finding trips for a total of 10 days, for you and one individual

•
Reimbursement of actual costs of your interim living expenses for up to 60 days or until you move into your new home, whichever occurs first.  You also have the option to receive a lump sum cash allowance in lieu of the interim living expense reimbursement.  The cash allowance is based on 60 days at the government lodging rate in your move destination.

•	UTC will reimburse certain en-route expenses, such as airfare, from the departure location to the destination location incurred by you and your family members

•	Shipment of household goods and storage for up to 60 days, if needed

This offer is contingent upon verification of your authorization to work in the United States of America and your satisfactory completion of our employment requirements including screening for the presence of illegal or unauthorized drugs, a background check and the completion of an Intellectual Property Agreement.  Upon your acceptance, you will receive a confirmation via e-mail with a link outlining arrangements for your drug screening and background check requirements.  This must be completed as soon as possible after offer acceptance, but not more than 30 days or less than five days in advance of your start date.  The drug test results must be confirmed prior to the announcement of your appointment and/or your start date, whichever is earlier.

You will be contacted to review pre-employment requirements and on-boarding documents.  As proof of U.S. person status and work authorization, you are required to bring with you a U.S passport or other appropriate form(s) of identification as required for Export Control and I-9 form processing on your first day.  Copies of this documentation may be requested in advance to facilitate appropriate systems access on your first day.

This offer of employment should not be construed as a contract.  Specifically, your employment with the Company will be “at will,” meaning that either you or the Company will be entitled to terminate your employment at any time for any reason, with or without cause, and with or without notice.  Any contrary representations, which may have been made to you, are superseded by this offer.

Tim, I very much look forward to you joining Carrier and becoming part of our team.  Please acknowledge your acceptance of our offer by emailing the completed acceptance confirmation.

If you have any questions at all please do not hesitate to call me at [PHONE NUMBER].

Sincerely,

Nadia Villeneuve
Vice President & Chief Human Resources Officer
Carrier

To document your acceptance of this offer, please sign and date below, and email a scanned copy by September 10, 2019.

/s/ Timothy R. McLevish	9/6/2019
Timothy McLevish	Date